June 18, 2025

Garo Kholamian
Sole Director
GK Investment Holdings III LLC
257 East Main Street, Suite 200
Barrington, IL 60010

        Re: GK Investment Holdings III LLC
            Offering Statement on Form 1-A
            Filed June 12, 2025
            File No. 024-12626
Dear Garo Kholamian:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Catherine De Lorenzo at 202-551-3772 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Rhys James, Esq.